Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Amendment No. 2 to Registration Statement (No. 333-171163) on Form S-1 of our report dated March  , 2011 relating to the consolidated financial statements of T3 Motion, Inc. and subsidiary as of December 31, 2010 and 2009 and for each of the two years in the period ended December 31, 2010 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the substantial doubt about the Company’s ability to continue as a going concern) appearing in the Prospectus, which is part of this Registration Statement.
We also consent to the reference to us under the heading “Experts” in such Prospectus.
/s/ KMJ Corbin & Company LLP
KMJ Corbin & Company LLP
Costa Mesa, California
March 18, 2011